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                     October 11, 2023

       Lucas Lira
       Chief Financial and Investor Relations Officer
       Ambev S.A.
       Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
       04530-000 S  o Paulo, SP
       Federative Republic of Brazil

                                                        Re: Ambev S.A.
                                                            Form 20-F for the
Year Ended December 31, 2022
                                                            File No. 1-36165

       Dear Lucas Lira:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Manufacturing